SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general, in addition to the Relevant Fact released on September 27, 2019, that concluded, on this date, the transfer to Ventus Holding of Energia Eólica Ltda, current name of J. Malucelli Project Manager and Risk Analysis Ltda., (“Purchaser”) of total shares held in Special Purpose Entities (“SPEs”): Brasventos Miassaba 3 Geradora de Energia S.A. (“Brasventos Miassaba”), Brasventos Eolo Geradora de Energia S.A. (“Brasventos Eolo”) and Rei dos Ventos 3 Geradora de Energia S.A. (“Rei dos Ventos”) corresponding to the stock capital of 49.00 % of these enterprises, pursuant to the Call Notice of the Eletrobras Auction nº 01/2018 (“Call Notice”), referring to “Lot F”, held in a public session at B3’s headquarters, on September 27, 2018.

For the sale, Eletrobras received the updated amount in the form of the Notice of BRL 178,260,560.76 (one hundred and seventy eight million, two hundred and sixty thousand, five hundred and sixty reais and seventy six cents). The sale referred to in this Market Announcement was approved by the Administrative Council for Economic Defense – CADE (“CADE”).

The aforementioned operation represents one of the initiatives linked to the Business and Management Master Plan (“PDNG 2019/2023”), disclosed to the market through Relevant Fact on December 27, 2018.

Rio de Janeiro, August 23, 2019

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and projections that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute forward-looking statements and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "may", "estimate", "continue", "anticipate", "intend", "expect" and the like are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of electric energy use by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric power plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and projections refer only to the date they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 23, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.